RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 76,875	$ 76,875		$ -0-
Securities at fair value	104,268	108,843	(c)	(4,575)
Commissions receivable	192,375	101,070	(a)	91,305
Property and equipment, net	51,662	50,797	(d)(e)	865
Other assets	54,393	61,845	(b)	(7,452)
Total Assets	**$ 479,573**	**$ 399,430**		**$ 80,143**

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 204,229	$ 162,133	(f)	$ 42,096
Note payable - insurance	35,493	2,823	(g)	32,670
Capital lease payable	3,889	-0-	(h)	3,889
Total Current Liabilities	243,611	164,956		78,655
MEMBER'S EQUITY:				
Total member's equity	235,962	234,474	(i)	1,488
Total Liabilities and Member's Equity	**$ 479,573**	**$ 399,430**		**$ 80,143**

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION (CONT'D).
DECEMBER 31, 2015

(a) Additional audit adjustment based on detailed analysis for commission earned in December 2015 inadvertently not recorded as a commission receivable for $91,305 on focus report.
(b) Adjustments to various prepaid expenses which were recorded as an estimate on focus report.
(c) Adjustment for ($11,856) principal transactions $6,270 of dividend income reinvested on securities held and $1,011 of miscellaneous income unrecorded by broker on focus reports.
(d) Adjustment for $4,740 for understatement of accumulated depreciation.
(e) Adjustment to record $5,605 equipment acquired through capital lease not recorded on focus reports.
(f) Audit adjustment of $51,368 for under accrual of commissions payable by broker on focus report, $1,478 of miscellaneous other accrued expenses unrecorded by broker on focus report, and adjustment of $10,750 for over accrual of auditing fees by broker on focus report.
(g) Adjustment of $32,670 for understatement of note payable – insurance.
(h) Adjustment for unrecorded capital lease obligations.
(i) Summary of all adjustments listed above.

See report of independent registered public accounting firm.